March 9, 2015

John Cash

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Abakan Inc.

Form 10-K for the Fiscal Year Ended May 31, 2014

Filed October 1, 2014

File No. 0-52784

Dear Mr. Cash:

Thank you for your comments dated February 11, 2015, to Abakan Inc.’s submission on Form 10-K for the fiscal year ended May 31, 2014, filed with the Commission on October 1, 2014

Please direct copies of all responses and any additional comments to us at the following address:

Robert H. Miller

Chief Executive Officer

Abakan Inc.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

Telephone: (786) 206-5368

Facsimile: (786) 347-7706

The following are our detailed responses to your comments.

Business, page 3

The Company, page 3

1.

In future filings, provide a clear discussion of your operations that concisely describes your stage of development. The discussion should include the products being sold, stage of development and commercialization, and what, if any, revenues are being generated from the sale of these products versus funds provided through grants.

Response:

We will provide additional discussion of our operations in future filings that will continue to identify the products being sold, our stage of development and a timeline of anticipated commercialization for new products, which discussion will continue to include a breakdown of revenues realized from the sale of products versus those revenues realized from grant revenues.

2.

In future filings, please provide an organizational chart.

Response:

May we direct you to Exhibit 21 of our Form 10-K filed with the Commission on October 1, 2014, which exhibit represents our organizational chart. We do intend to provide like disclosure in future filings.

Research and Development, page 31

3.

In future filings, please disclose the amount spent during each of the last two fiscal years on research and development activities.

Response:

We will disclose in future filings, the amount spent in each of the last two fiscal years on research and development activities.

In connection with Abakan’s response to these comments, we confirm the following:

•

Abakan is responsible for the adequacy and accuracy of the disclosure in its filing;

•

staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Abakan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding Abakan’s filing please contact us.

/s/ Robert H. Miller

Robert H. Miller

Chief Executive Officer

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

p (786)206-5368 f (786)347-7706